UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of September 17, 2009

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

7 Reid Street

4th Floor

Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

The following documents which are attached as an exhibit hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Brookfield Infrastructure Partners L.P.’s interim report for the quarter ended June 30, 2009.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2009 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “Partnership”) was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of the Partnership underlying operations in greater detail. Brookfield and its affiliates own the remaining 41% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of June 30, 2009 and December 31, 2008

BALANCE SHEETS

US$ MILLIONS	June 30, 2009	December 31, 2008
Assets
Equity accounted investment (Note 3)	$547.7	$546.5

Total assets	547.7	546.5

Liabilities and partnership capital
Accumulated other comprehensive (loss) income	(5.8)	8.6
Partnership capital (Note 4)	553.5	537.9

Total liabilities and partnership capital	$547.7	$546.5

The accompanying notes are an integral part of these financial statements.

2    Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the periods ended June 30, 2009 and June 30, 2008

STATEMENTS OF OPERATIONS

	For the three months ended June 30		For the six months ended June 30
US$ MILLIONS (EXCEPT PER UNIT INFORMATION)	2009	2008	2009	2008
Earnings from equity accounted investment	$40.7	$1.4	$35.3	$4.7

Net income	40.7	1.4	$35.3	$4.7

Earnings per unit
Basic and diluted	$1.79	$0.06	$1.55	$0.21

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners    3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the periods ended June 30, 2009 and June 30, 2008

STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended June 30		For the six months ended June 30
US$ MILLIONS	2009	2008	2009	2008
Net income	$40.7	$1.4	$35.3	$4.7

Other comprehensive income (loss)
Foreign currency translation gain (loss)	17.8	(26.4)	21.2	(17.4)
Net loss on related hedging items	(37.5)	—	(35.6)	(2.9)

Other comprehensive (loss)	(19.7)	(26.4)	(14.4)	(20.3)

Comprehensive income (loss)	$21.0	$(25.0)	$20.9	$(15.6)

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

	For the three months ended June 30		For the six months ended June 30
US$ MILLIONS	2009	2008	2009	2008
Accumulated other comprehensive income, opening	$13.9	$7.4	$8.6	$1.3
Other comprehensive (loss)	(19.7)	(26.4)	(14.4)	(20.3)

Accumulated other comprehensive (loss), closing	$(5.8)	$(19.0)	$(5.8)	$(19.0)

STATEMENTS OF PARTNERSHIP CAPITAL

	For the three months ended June 30		For the six months ended June 30
US$ MILLIONS	2009	2008	2009	2008
Partnership capital, opening	$518.8	$544.8	$537.9	$543.4
Repurchase of units during the period	—	—	(7.6)	—
Distributions to unitholders	(6.0)	(6.1)	(12.1)	(8.1)
Net income for the period	40.7	1.3	35.3	4.7

Partnership capital, closing	$553.5	$540.0	$553.5	$540.0

The accompanying notes are an integral part of these financial statements.

4    Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the periods ended June 30, 2009 and June 30, 2008

STATEMENTS OF CASH FLOWS

	For the three months ended June 30		For the six months ended June 30
US$ MILLIONS	2009	2008	2009	2008
Operating activities
Net income	$40.7	$1.4	$35.3	$4.7
Distributions from equity accounted investment	6.0	6.1	19.7	8.1
Adjustments for non-cash items:
Earnings from equity accounted investment	(40.7)	(1.4)	(35.3)	(4.7)

Cash from operating activities	6.0	6.1	19.7	8.1

Financing activities
Distributions to unitholders	$(6.0)	$(6.1)	$(12.1)	$(8.1)
Repurchase of units during the period	—	—	(7.6)	—

Cash used in financing activities	$(6.0)	$(6.1)	$(19.7)	$(8.1)

Cash and equivalents
Change during the period	—	—	—	—
Balance, beginning of period	—	—	—	—

Balance, end of period	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners    5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the periods ended June 30, 2009 and June 30, 2008

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “Partnership” or “BIP”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 21, 2007 as amended and restated. BIP holds a 59% interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), a partnership that has interests in electricity transmission, timber and social infrastructure operations in North and South America, United Kingdom and Australia. Effective January 31, 2008, BIP’s limited partnership units have traded under the symbol “BIP” on the NYSE.

Because BIP does not hold a controlling interest in Brookfield Infrastructure and because of the Financial Accounting Standards Board (“FASB”) Interpretation No. 46, (Revised December 2003), Consolidation of Variable Interest Entities (“FIN”) 46 (R), BIP does not consolidate the results of operations, assets or liabilities of Brookfield Infrastructure. The consolidated financial statements of Brookfield Infrastructure should be read in conjunction with BIP’s financial statements.

2. BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of BIP have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), for the preparation of interim financial information. They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are the same as those described in BIP’s audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2008. We evaluate events and transactions that occur after the balance sheet date as potential subsequent events. We performed this evaluation through September 16, 2009, the date on which we issued our financial statements.

BIP believes all adjustments necessary for a fair presentation of the results for the periods presented have been made and all such adjustments were of a normal recurring nature. The financial results for the three months ended June 30, 2009 are not necessarily indicative of financial results for the full year. The unaudited condensed financial statements should be read in conjunction with BIP’s financial statements contained in BIP’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC.

All figures are presented in millions of United States dollars unless otherwise noted.

3. EQUITY ACCOUNTED INVESTMENTS

The Partnership’s net investment in equity accounted entities includes the following:

US$ MILLIONS	Ownership %	June 30, 2009	December 31, 2008
Brookfield Infrastructure L.P.	59%	$547.7	$546.5

4. PARTNERSHIP CAPITAL

During the six month period ended June 30, 2009, the number of issued and outstanding Partnership units has changed as follows:

	2009
US$ MILLIONS (EXCEPT FOR UNIT INFORMATION)	Book Value	Units
Outstanding at beginning of period	$537.9	23,160,269
Repurchase of units during the period	(7.6)	(674,000)
Distributions to unitholders	(12.1)	—
Net income for the period	35.3	—

Outstanding at end of period	$553.5	22,486,269

6    Brookfield Infrastructure Partners

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Dated: September 17, 2009	By:	/s/ Greg Morrison
	Name:	Greg Morrison
	Title:	Vice President